UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

HEALTHTRONICS, INC.

(Name of Subject Company)

HEALTHTRONICS, INC.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Clint B. Davis

Senior Vice President and General Counsel

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Dear HealthTronics,

I am pleased to announce that HealthTronics has entered into an agreement to merge with Endo Pharmaceuticals, a specialty healthcare company that is committed to growth in the field of Urology. HealthTronics will operate as a wholly-owned subsidiary. Endo is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, bladder cancer, prostate cancer, the early onset of puberty in children and other medical conditions. We expect to finalize the merger during the third quarter of 2010.

I am excited about the opportunities that our combination creates. The HealthTronics management team remains in place and we will continue to pursue many of the same goals with the same mission going forward. We will continue with our commitment to deliver technologies and services that improve both patient care and physician practice economics. Our existing strategy aligns with Endo’s vision of providing multiple treatment solutions and delivery mechanisms, giving physicians, patients and payers a choice in therapy and helping to improve patient outcomes.

The attached press release went out a short time ago and I know that many of you will have questions. We plan to hold two brief informational meetings tomorrow morning (the morning of Thursday, May 6th). For employees in Austin, we will meet in the Break Room of Building 3 at 9:00am CDT. For employees outside of Austin, we will be hosting a conference call at 10:00am CDT. Please hold any questions for management until after these meetings. The call in number is as follows:

Conference Title:	HealthTronics Call
Toll Free:	800 214-0745
Toll:	719 457-0700
Participant Passcode:	854598

If there are employees that are unable to make this call time, we will monitor the need for an additional call time in the near future. However, it is requested that you make every attempt to attend the initial call.

Going forward, we will remain committed to ensuring that our partners and customers receive the same reliable resources and that they have come to expect, and you should not see any changes in our current partnership personnel or operations as a result of our combination with Endo. We expect to continue to operate at our existing locations.

We have already begun to consider new opportunities that will add value to our business in the evolving healthcare environment, and we look forward to continuing to work together to shape the healthcare landscape in a manner that is favorable to our partners and customers.

Because the merger will not be finalized before July 1, it is important that we continue to operate in a “business as usual” manner. We will keep you informed as we make progress toward that date.

I want to thank you all for the contributions you have made and will continue to make as we continue to create a bigger and better future for HealthTronics.

James Whittenburg
President & CEO

HealthTronics, Inc.
9825 Spectrum Dr., Bldg #3
Austin, Texas 78717
Phone: 888-252-6575
Direct: 512-314-4415 Fax: 512-314-4305 E-Mail: James.Whittenburg @HealthTronics.com URL: http://www.HealthTronics.com

CONFIDENTIALITY NOTICE

The information in this email may be confidential and/or privileged. If you are not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any review, dissemination or copying of this email and its attachments, if any, or the information contained herein is prohibited. If you have received this email in error, please immediately notify the sender by return email and delete this email from your system

Additional Information:

The tender offer described in this release has not yet commenced. At the time the tender offer is commenced, Endo will file a tender offer statement on Schedule TO with the SEC. Investors and HealthTronics shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by HealthTronics with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov once such documents are filed with the SEC. A copy of the solicitation/recommendation statement on Schedule 14D-9 (once it becomes available) may be obtained free of charge from HealthTronics’ website at www.healthtronics.com or by directing a request to HealthTronics at 9825 Spectrum Drive, Building 3, Austin, Texas 78717, Attn: Corporate Secretary. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge from Endo’s website at www.endo.com or by directing a request to Endo at www.endo.com, or Endo Pharmaceuticals, 100 Endo Boulevard, Chadds Ford, PA 19317, Attn: Corporate Secretary’s Office.